NEWS RELEASE

Current Technology Reaches Agreement in Principle With Keith Denner and Updates Spy-N-Tell TM

VANCOUVER, British Columbia, August 14, 2007 - --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce that it has reached a verbal agreement in principle with the Company's largest shareholder, Keith Denner, to extend the convertible promissory note (the "Note") that is due January 9, 2008 to January 2009. Total principal and interest due under the Note is approximately $1,088,000 USD. Legal documentation to support the extension is being prepared, and closing is anticipated to occur by the end of August. Subsequent to closing, the Company will issue a further news release reporting on the particulars of the transaction, including consideration and conditions.

On another topic, the Company has received confirmation from The Real Security Company, Ltd. (the Company’s 50/50 partner in SpyTell
Security Limited Partnership) that Spy-N-TellTM has passed Home Shopping Network’s quality assurance evaluation.  The Company anticipates this milestone will be followed by a purchase order and will issue a further news release when more particulars are available.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products. In addition, the Company is seeking additional opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100